

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via Facsimile
J. Chad Guidry
Chief Executive Officer
ATVROCKN
1813 Winners Cup Dr.
Las Vegas, NV 89117

> **Re: ATVROCKN**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-176909**

Dear Mr. Guidry:

We have reviewed your responses to the comments in our letter dated November 22, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

Registration Statement Cover Page

1. We note your response to our prior comment 4 and reissue in part. Refer to footnote 2. Please revise the third sentence to clarify that the preferred stock and common stock, respectively, being offered by the selling stockholder will be sold at fixed prices for the duration of the offering. For each registered security and accompanying registration fee, please revise to clarify the specific provision of Rule 457 of the Securities Act of 1933 relied upon to calculate the accompanying registration fee. Additionally, we were not able to locate footnote 5. Please revise.

Prospectus Cover Page

2. We note your response to our prior comment 7 and reissue. Revise to define the capitalized term, "Offering," the first instance it is used in the third paragraph or, alternatively, remove the capitalization and revise the prospectus throughout, as applicable, to revise any references and disclosure related to such defined term.

3. We note your response to our prior comment 10 and reissue. Please revise the fourth paragraph to clarify the duration of the offering being conducted by the selling stockholder. For guidance, refer to Rule 415(a)(2) of the Securities Act of 1933. Please also revise the first risk factor on page 12 and the prospectus throughout accordingly.

4. We note your response to our prior comment 11 and reissue in part. We note disclosure which states that "Neither [y]our preferred stock nor common stock are not quoted on any exchange or in the over-the-counter market." Please revise the fifth sentence of the sixth paragraph to clarify that there is no trading market for your preferred stock or common stock.

Prospectus Summary, page 3

Our Company, page 3

5. We note your response to our prior comment 15. Please clarify in the fourth paragraph how amounts for principle, interest, the buyback of the preferred shares and security interest in the tooling mold, and any related penalties associated with the promissory note issued to Dan Berger are factored into the cash flow needs described here. If such are not factored into this discussion, please revise to incorporate the impact of these and the associated timing of payments. Your discussion should also include the operation of the second maturity milestone date of May 23, 2013 for the note, as described elsewhere in the filing. Please also conform the risk factors "We may not be able to attain profitability without additional funding" and "We have an outstanding promissory note in the principal amount of $25,000" that are both on page 7.

6. We note your response to our prior comment 17 and reissue. Please reconcile the net loss amounts disclosed in the third and forth paragraphs with your financial statements. In this regard, we note that you have incurred a "net loss" and a "net loss applicable to common shareholders" of $25,133 and $139,002, respectively, from inception on December 27, 2010 through your interim period of August 31, 2011. Also specifically describe the loss to which you refer to in the third paragraph. Further, please note that the amount referred to in the fourth paragraph as "net loss" should be described as "operating loss," as it is derived from "revenue" less "expenses" as shown on the statement of operations. As an additional note, amounts "from inception to August 31, 2011" are unaudited and should be described as such. Please also revise the first risk factor on page 7 and the prospectus throughout accordingly.

The Offering, page 4

7. We note your response to our prior comment 19 and reissue. Please revise to more clearly distinguish between the offerings being conducted by the company and the selling stockholder. We note that you are offering shares of common stock and the selling shareholder is offering shares of preferred stock and common stock. We note that under certain subheadings, you solely refer to your common stock or preferred stock. For example, under "Offering Price" you only referred to the offering price of your common stock. Please revise.

8. Refer to the "Fixed Price" paragraph. Please revise to disclose the fixed prices to the public of the preferred stock and common stock, respectively, being offered by the selling stockholder. Please also revise the final paragraph in this section accordingly.

9. Refer to the "Termination of Offering" paragraph. Please revise to clarify the duration of the offering being conducted by the selling stockholder.

Selected Financial Data, page 5

10. We note your response to our prior comment 21 and reissue. Please refer to the Income Statement Data. We note that the information under the column "From Inception (December 27, 2010) to May 31, 2011 (audited)" does not correspond to your financial statements for the referenced periods. In this regard, we note that the information appears to correspond to the period from inception to August 31, 2011 which was unaudited. Please revise the column heading or revise the information as applicable.

Risk Factors, page 6

If we fail to maintain an effective system of internal controls, page 14

11. Please revise the second paragraph to address the assessment of internal controls as of the most recent period presented in the filing, which currently is August 31, 2011.

Use of Proceeds, page 16

12. We note your response to our prior comment 27 and reissue in part. Please revise the table to begin with gross proceeds, then subtract anticipated offering expenses, and then detail the net shortfall under each funding scenario. To the extent cash on hand in the past was used to prepay certain offering expenses, please revise to include appropriate footnote disclosure to detail those amounts. In this regard, please delete the "Pre-paid Offering Expenses**" row and the "Use of Proceeds" rows, e.g., the "Marketing Expenses," "Sales Brochures," and "Sub Total Use of Net Proceeds" rows.

13. Please reconcile the "Net Shortfall" row as the net shortfall amounts do not appear to be correctly calculated based upon the gross proceeds and total offering expenses as detailed under each funding scenario.

14. Please revise the final paragraph in this section to discuss with more specificity how management intends to use the proceeds from the offering, e.g., the cash returned to the balance sheet. In this regard, we note that management intends to use certain amounts from use of proceeds to create sales brochures and to cover marketing expenses.

Determination of Offering Price, page 19

15. We note your response to our prior comment 32 and reissue. We note that certain registered securities are being offered by you and others by the selling stockholder. Please revise to clarify how the offering price of the registered preferred and common stock by each respective party was determined. Refer to Item 505 of Regulation S-K.

Plan of Distribution, page 19

The Offering, page 19

16. We note your response to our prior comment 34 and reissue in part. Please refer to the sixth paragraph. Please reconcile the disclosure in the first and second sentences as the offering period appears inconsistent.

Description of Business, page 28

Company History, page 28

17. Please clarify how amounts for principle, interest, the buyback of the preferred shares and security interest in the tooling mold, and any related penalties associated with the Berger promissory note are factored into the cash flow needs described here. If such are not factored into this discussion, please revise to incorporate the impact of these and the associated timing of payments. The discussion should also include the operation of the second maturity milestone date of May 23, 2013 for the note. Please also conform the discussion under "Liquidity and Capital Resources" on page 35 and "Cash Requirements" on page 36 accordingly.

Pricing of Product, page 30

18. Based on information elsewhere in the filing in regard to the cost of the units recently sold, it appears the cost included shipping. Please conform all such disclosures throughout the filing for consistency.

Management's Discussion and Analysis or Plan of Operation, page 32

Results of Operations, page 35

From December 27, 2010 (Inception) through August 31, 2011, page 35

19. Please clarify that the "net loss" since inception through August 31, 2011 of $139,002 is actually "net loss applicable to common shareholders" as presented in the statement of operations for this period included in the filing.

Financial Statements, page 45

20. Please note that if your filing is not effective by January 13, 2012 you will need to update the financial statements and all related disclosures for your interim period ended November 30, 2011 pursuant to Rule 3-12(a) and (g)(1)(ii) of Regulation S-X.

Statement of Operations, pages F-3a and F-2b

21. Please note that the subtotal currently described as "net loss" should be described as "operating loss." Revise accordingly.

Notes to Financial Statements, pages F-6a and F-4b

22. Please refer to notes 4 and 9 of the audited annual statements, and notes 4 and 6 of the unaudited interim financial statements in connection with your responses to prior comments 50, 51 and 52. Please clarify whether the prepayment penalty amount consists of (i) $25,000 for the principal amount of the note plus (ii) $5,000 penalty plus (iii) $30,000 for buyback of the preferred shares and security interest in the tooling mold, all of which total to $60,000. If the total is a lesser amount, please clearly describe how the prepayment penalty is determined. Please conform the disclosure in the risk factor "We have an outstanding promissory note in the principal amount of $25,000" on page 7.

23. In connection with the preceding comment, please clarify whether the total penalty associated with the second maturity milestone of May 23, 2013 is $5,000 or $10,000 (that is, $5,000 additive to the $5,000 penalty for the first milestone of May 23, 2012). Conform the disclosure in the risk factor "We have an outstanding promissory note in the principal amount of $25,000" on page 7.

Exhibit 10.1

24. Article 5 of the "Promissory Note between ATVRockN and Dan Berger dated May 23, 2011" specifies events of default. As the note has two maturity milestone dates, please clarify which date prevails as an event of default and the actions that will occur on that date in the event of default. If the 2012 date is the event of default, and buyback of the preferred stock and security interest in the mold occurs relative to that default, please explain to us and in your disclosure the operation of the second milestone maturity date and associated prepayment penalties.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via Facsimile
  Thomas C. Cook, Esq.